SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) August 5, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada   0-7246   95-2636730
(State or Other Jurisdiction   (Commission   (IRS Employer
of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01. Other Events

On August 5, 2005, the Company issued a news release announcing that it has rescheduled its earnings release to Tuesday, August 9, 2005 after the close of the market. In addition the earnings conference call scheduled for this morning has been rescheduled to next Wednesday, August 10, 2005 at 11:00 AM EDT. A copy of the news release is attached in Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date August 5, 2005

By /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer